NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

NYSE Amex hereby notifies
the SEC of its intention to remove
the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 19, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(4)

The removal of BPW Acquisition Corp.,
Warrants included in the Units, exercisable for Common Stock at an exercise price of $7.50 per share, is being effected because the Exchange knows or is reliably informed that on April 7, 2010 all rights pertaining to the entire class of this security were extinguished.


The security was suspended by the
Exchange on April 8, 2010.